[redacted]

11021150

RECEIVED MAR 0 2 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Industrial and Commercial Bank of China Financial Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Frederick Ferraro **(212) 993-7350**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

A-1cw 3/18

3128

OATH OR AFFIRMATION

I, Mr. Frederick Ferraro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Industrial and Commercial Bank of China Financial Services LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred Ferraro
Signature

Chief Financial Officer
Title

Kathleen Weber
Notary Public

KATHLEEN WEBER
Notary Public, State of New York
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 **F** 212.372.1801
www.mcgladrey.com

Independent Auditors' Report

To the Board of Managers and Member
Industrial and Commercial Bank of China Financial Services LLC
1633 Broadway
New York, New York

We have audited the accompanying statement of financial condition of Industrial and Commercial Bank of China Financial Services LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Industrial and Commercial Bank of China Financial Services LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2011

Industrial and Commercial Bank of China, Financial Services LLC
(Wholly Owned Subsidiary of Industrial and Commercial Bank of China Limited)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	69,958
Securities purchased under agreements to resell		4,730,288,212
Deposits with clearing organizations		49,170,666
Receivables:		
Customers		-
Broker-dealers and clearing organizations		56,729,973
Secured demand note receivable		100,000,000
Interest and dividends receivable		325,973
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $89,608		2,862,937
Other assets		11,841,132
Total assets	$	4,951,288,851
Liabilities and Member's Capital		
Liabilities:		
Short-term borrowings	$	9,062,000
Securities sold under agreements to repurchase		4,688,727,749
Payables:		
Customers		7,317,269
Broker-dealers and clearing organizations		81,928,543
Deferred tax liability		4,045,600
Interest and dividends payable		1,414,838
Other liabilities		2,212,997
Liabilities		4,794,708,996
Subordinated borrowings		100,000,000
Member's capital		56,579,855
Total liabilities and member's equity	$	4,951,288,851

The accompanying notes are an integral part of this statement of financial condition.

(1) Organization and Nature of Business

Industrial and Commercial Bank of China Financial Services LLC (the "Company") is a wholly owned subsidiary of Industrial and Commercial Bank of China Limited (the "Parent"). On July 12, 2010, the Parent purchased Strong City Securities LLC and renamed the Company the Industrial and Commercial Bank of China Financial Services LLC. The Company commenced business operations on November 1, 2010.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company's sole business is to offer securities clearing, processing and financing services to clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of less than ninety days, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, may exceed federally insured limits.

(c) Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Generally these securities are sourced from securities repurchased under agreements to resell in the Statement of Financial Condition.

(d) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The Company files tax returns on a stand-alone basis.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) Collateralized Transactions

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and interest expense are reported as part of interest and dividends receivable and interest and dividends payable, respectively, on the Statement of Financial Condition.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of FASB ASC 210, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreement.*

(f) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term secured receivables, including securities purchased under agreements to resell, receivables from customers and receivables from broker-dealers and clearing organizations. Similarly, the Company's short-term liabilities, such as securities sold under agreements to repurchase, short-term borrowings, payables to customers and payables to broker-dealers and clearing organizations, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Subordinated borrowings are recorded at contracted amounts, approximating fair value.

(g) ***Securities Transactions***

Customers' securities transactions are recorded on a settlement-date basis.

(h) ***Foreign Currencies***

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers and counterparties also in foreign currencies. These assets and liabilities are translated at closing exchange rates at December 31, 2010.

(3) Business Combination

Pursuant to the [FASB Statement No.141(R)] ASC 805, *Business Combinations*, the integrated set of assets and activities acquired by the Company on November 1, 2010 for a de-minimus amount have been accounted for as a business combination and, therefore, must be recorded at their fair value. The fair value of the identifiable assets acquired was approximately $10,114,000. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and concluded that the valuation procedures and resulting measures were appropriate. Accordingly, the acquisition has been accounted for as a bargain purchase and, as a result, the Company recognized a deferred tax liability of $4,045,600 associated with the acquisition.

The estimated fair values of assets acquired are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired, but the Company is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 31,994	$ 32,067
Receivable from and payable to clearing organizations	24,717	28,245
Receivable from and payable to broker-dealers	19	21,617
	$ 56,730	$ 81,929

(5) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of leasehold improvements, furniture, fixtures, computer and communication equipment, and software. Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Furniture, equipment and leasehold improvements costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Furniture, equipment and leaseholds consisted of the following at December 31, 2010:

Furniture, equipment, and software	$ 2,362,521
Leasehold improvement	590,023
	2,952,544
Less: Accumulated depreciation and amortization	(89,608)
	$ 2,862,936

(6) Other Assets

The amounts in other assets at December 31, 2010, consist of the following (in thousands):

Intangible assets:	
Customer relationships	$ 8,446
Software purchased	1,668
Clearance fees receivable	819
Other deferred and prepaid expenses	908
	$11,841

(7) Related Party Transactions

The Company has service agreements with the Parent and certain affiliates. The Company shares some of the same resources to benefit from the infrastructural cost savings in the conduct of its business. The Company has several transactions with its Parent and affiliates.

The Parent and affiliates provide various administrative services, as defined in the respective service level agreements, such as human resources among others, to the Company, for which the Company is charged in accordance with the service level agreements.

At December 31, 2010, included in other liabilities, are payable to Parent and affiliates of $281,000.

(8) Short-Term Borrowings

At December 31, 2010, the Company had short-term borrowings totaling $9,062,000 which consisted of an unsecured overnight loan, bearing a market rate of interest of 1.50%.

The Company also has an unsecured committed line of credit arrangement with the Parent in the amount of $250,000,000. As of December 31, 2010, there were no borrowings outstanding.

(9) Subordinated Borrowings

The Company has a $100,000,000 secured demand note and collateral agreement with its Parent. The note payable bears interest of 0.07% per annum and matures on October 15, 2013. The secured demand note receivable is noninterest-bearing and is collateralized by marketable U.S. Treasury securities with an estimated fair value of $112,288,000 as of December 31, 2010.

The secured demand note has been approved by FINRA and is available in computing net capital under SEC Rule 15c3-1. This secured demand note is subordinated to the claims of general creditors and to the extent it is required for the Company's continued compliance with minimum net capital requirements, it may not been repaid.

(10) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liability at December 31, 2010, is $4,045,600. Deferred tax liabilities relate principally to the excess over the book and tax basis of the Intangible and Software. Deferred tax assets relate principally to the excess over the book and tax basis of the furniture equipment and leasehold improvements. Federal taxes payable of $941,646 and state taxes payable of $88,777 are included in other liabilities on the Statement of Financial Condition.

The Company has federal net operating loss carry forwards of approximately $716,000, which will begin to expire in 2030.

(11) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $138,796,000, which was $138,546,000 in excess of required net capital of $250,000.

The Company is also subject to the SEC Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2010, the Company's SEC Rule 15c3-3 reserve computation indicated a reserve requirement of $13,816,000. At December 31, 2010, the Company had qualified securities in the amount of $17,790,000 segregated in its account reserved for the exclusive benefit of customers, which is supported by collateral on the secured demand note receivable with the Parent.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2010, the Company's PAIB reserve computation indicated a reserve requirement of $2,116,000. At December 31, 2010, the Company had qualified securities in the amount of $9,936,000 segregated in its PAIB reserve account, which is supported by collateral on the secured demand note receivable with the Parent.

(12) Commitments and Contingencies

The Company leases office space under an operating lease which expires in October 2015. Following is a schedule of the remaining lease payments:

Year Ending December 31:

2011	$ 487,720
2012	487,720
2013	487,720
2014	487,720
2015	406,434
Total Minimum obligation	$ 2,357,314

In accordance with FASB ASC 450, *Accounting for Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2010, the Company is not aware of any outstanding contingencies.

(13) Credit Risk

The Company enters into short-term collateralized financing transactions and, consequently, has credit risk for the timely repayment of principal and interest. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreement. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

(14) Subsequent Events

Effective February 1, 2011, the Company entered into a credit agreement between the Company and its Parent's New York branch. The Parent's New York branch is committed to lend the Company up to $250 million to enable the Company to continue funding its operations. Drawdowns pursuant to the credit line are unsecured and the agreement expires in three years.

This agreement replaces a prior arrangement between the Company and its Parent whose terms were substantially consistent with the new agreement. There were no drawdowns pursuant to this arrangement for the period from November 1, 2010 through January 31, 2011.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2011, the date the financial statements were available to be issued.

* * * * * *

INDUSTRIAL AND COMMERCIAL BANK OF CHINA FINANCIAL SERVICES LLC (WHOLLY OWNED SUBSIDIARY OF INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED)

(SEC I.D. No. 8-66471)

STATEMENT OF FINANCIAL CONDITON

PERIOD FROM NOVEMBER 1, 2010 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2010

* * * * * * *

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.